Exhibit 99.1

ALTERITY THERAPEUTICS LIMITED

[ACN 080 699 065]

(“the Company”)

PROSPECTUS

An offer for the issue of:

●	up to an aggregate of 571,428,571 fully paid ordinary shares (SPP Shares) at an issue price of $0.0035 (0.35 cents) per SPP Share; and

●	one (1) free-attaching option for each SPP Share issued, each option having an exercise price of $0.007 (0.7 cents), expiring on 31 August 2024 and which upon exercise entitle the holder to one (1) fully paid ordinary share in the Company (Short Dated Options); and

●	one (1) free-attaching option for every three (3) SPP Shares issued, each option having an exercise price of $0.01 (1 Australian cent), expiring on 31 August 2026 and which upon exercise entitle the holder to one (1) fully paid ordinary share in the Company) (Long Dated Options). Fractional entitlements to Long Dated Options will be rounded down, to Eligible Shareholders under a security purchase plan to raise up to $2 million before costs (SPP Offer). Each Eligible Shareholder may apply for up to a maximum of 8,571,429 SPP Shares ($30,000) (together with free-attaching Short Dated Options and Long Dated Options) under the SPP Offer.

The SPP Offer opens at 9am on (Melbourne time) on Wednesday, 10 January 2024 and closes at 5pm (Melbourne time) on Thursday, 25 January 2024, which dates may change without notice.

This document is important and should be read in its entirety

It is important that you read this Prospectus carefully before deciding to accept the SPP Offer described in this Prospectus. If you do not understand its contents you should consult your stockbroker, accountant or other professional adviser.

The securities offered under this Prospectus are considered speculative

CORPORATE DIRECTORY

ALTERITY THERAPEUTICS LIMITED

[ACN 080 699 065]

Directors

Geoffrey Kempler - Non-Executive Chairman

Lawrence Gozlan - Non-Executive Director

Peter Marks - Non-Executive Director

Brian Meltzer - Non-Executive Director

Chief Executive Officer

David Stamler

Chief Financial Officer

Kathryn Andrews^

Company Secretary

Phillip Hains

Registered Office

Level 3, 62 Lygon Street

Carlton Victoria 3053

Tel: +61 3 9824 5254

Share Registrar

Computershare Investor Services Pty Ltd

Yarra Falls, 452 Johnston Street

Abbotsford Victoria 3067

ASX Code

ATH

Company Web Site

www.alteritytherapeutics.com

Offer Web Site

www.computersharecas.com.au/ATHSPP

To view annual reports, shareholder and company information, news announcements, background information on the Company’s business and historical information, visit https://alteritytherapeutics.com.

^	Ms Andrews’ resignation as Chief Financial Officer and the appointment of the Company Secretary, Mr Phillip Hains both with effect at 31 January 2024 was announced to ASX on 21 December 2023.

IMPORTANT NOTICES

This prospectus (Prospectus) is dated 29 December 2023. A copy of this Prospectus was lodged with the Australian Securities & Investments Commission (ASIC) on the same date. Neither ASIC nor ASX Limited (ASX) nor their respective officers take any responsibility as to the contents of this Prospectus.

The SPP Offer under this Prospectus close at 5pm (Melbourne time) on Thursday, 25 January 2024, which date may change without notice. Subject to the Corporations Act, the ASX Listing Rules and other applicable laws, the Company reserves the right to close the SPP Offer early, to extend the Closing Date and/or any other dates, or not to proceed with the SPP Offer described in this Prospectus.

This Prospectus is for an offer of continuously quoted securities (being the SPP Shares) and options over continuously quoted securities (being the Short Dated Options and the Long Dated Options) and accordingly is not required by the Corporations Act to contain all the information normally required to be set out in a document of this type. The Prospectus contains and applies to the offer of SPP Shares, Short Dated Options and Long Dated Options under the SPP Offer.

This Prospectus incorporates by reference certain information contained in documents lodged with ASIC. A document incorporated by reference in this Prospectus in this manner may be obtained free of charge from the Company during the application period.

The Company has adopted a target market determinations (TMD) under which the Company identifies the target market for the offer of Short Dated Options and Long Dated Options under this Prospectus. The Company will only distribute this Prospectus to those investors who fall within the target market as set out in the TMD available on the website of the Company (www.alteritytherapeutics.com.au).

By making an application under the SPP Offer, an investor warrants they have read and understood the TMD and that they fall within the target market set out in the TMD.

No person is authorised to give any information or make any representation in connection with this Prospectus that is not contained in this Prospectus. Any information or representation not so contained may not be relied on as having been authorised by the Company in connection with the SPP Offer of SPP Shares.

This Prospectus does not constitute an offer in any place in which, or to any person to whom, it would not be lawful to make such an offer. Persons resident in countries outside Australia and New Zealand should consult their professional advisers as to whether any governmental or other consents are required or whether formalities need to be observed to enable them to acquire securities and observe such restrictions and requirements. Any failure to comply with such restrictions may constitute a violation of applicable securities laws. Payment by BPAY®1 or EFT or return of a duly completed personalised application form will be taken by the Company to constitute a representation that there has been no breach of such requirements.

No action has been taken to register or qualify the SPP Offer or the SPP Shares, Short Dated Options and Long Dated Options, or otherwise to permit a public offering of the SPP Shares, Short Dated Options and/or Long Dated Options, in any jurisdiction outside Australia. The SPP Shares, Short Dated Options and/or Long Dated Options have not been, and will not be, registered under the United States Securities Act of 1933 and should not be offered or sold within the USA.

No count has been taken of particular objectives, financial situation or needs of recipients of this Prospectus. Recipients of this Prospectus should have regard to their own objectives, financial situation and needs. Recipients of this Prospectus should make their own independent investigation and assessment of the Company, its business, assets and liabilities, prospects and profits and losses, and risks associated with investing. Independent expert advice should be sought before any decision is made to apply for SPP Shares, Short Dated Options and/or Long Dated Options.

All monetary amounts in this Prospectus are in Australian dollars unless otherwise stated.

All dates and times are dates and times in Melbourne, Victoria, Australia unless otherwise stated.

The securities offered under this Prospectus are considered highly speculative.

[1] ®	Registered to Bpay Pty Ltd ABN 69 079 137 518

TIMETABLE

Record Date identifying Eligible Shareholders	7.00 pm on 21 November 2023
Lodgement of Prospectus	29 December 2023
Opening Date and Prospectus dispatched to Eligible Shareholders	10 January 2024
Closing Date	5.00 pm on 25 January 2024
Notice of results of the SPP Offer given to ASX	2 February 2024
Proposed issue date of SPP Shares	Before noon 2 February 2024

The above dates should be regarded as indicative only and may change without notice. All dates and times are Melbourne, Victoria, Australia time. Subject to the Corporations Act 2001 (Cth), the ASX Listing Rules and other applicable laws, the Company reserves the right to change the above dates, close the SPP Offer before the date stated above, extend the Closing Date and subsequent dates or not proceed with the SPP Offer. The Company reserves the right to extend the Closing Date by making an announcement of the extension to ASX. No securities will be issued on the basis of this Prospectus after 29 January 2025, being the expiry date of this Prospectus.

CONTENTS

1.	Details of the SPP Offer	10
2.	Purpose of the SPP Offer	13
3.	Financial effect of the SPP Offer	14
4.	Effect on Control and the Capital Structure of the Company	16
5.	Risks	18
6.	Acceptance Instructions	21
7.	Continuous Disclosure Obligations	24
8.	ASX Announcements	25
9.	Terms of securities offered	26
10.	Director’s interests	29
11.	Taxation	30
12.	Overseas Investors	30
13.	Privacy	31
14.	Electronic Prospectus	31
15.	Investment Decisions	32
16.	Future Performance	32
17.	Consents	32
18.	Enquiries	32

KEY INVESTMENT RISKS – SUMMARY

Please read and consider this Prospectus in full and in conjunction with matters which have or may be referred to in the Company’s ASX announcements before applying for securities under the SPP Offer. Section 5 of this Prospectus contains an overview of some of the key risks associated with investment in the Company, including risks associated with the SPP Offer as set out below:

●	Value of securities and share market conditions including liquidity risk.

●	Potential taxation consequences.

●	Dilution risks arising from the issue of SPP Shares (and, if applicable, the exercise of Short Dated Options and/or Long Dated Options into Shares).

●	There being no guarantee that the share price of the Company will be greater than the exercise price of Short Dated Options and/or Long Dated Options prior to their respective expiry dates.

The Company provided detailed disclosure of business risk factors in its item 3.D of its 2023 Annual Report for the reporting period ended 30 June 2023 that was released to ASX on 31 August 2023. The 2023 Annual Report has been lodged with ASIC and item 3.D of the 2023 Annual Report is incorporated by reference into this Prospectus in accordance with Section 712 of the Corporations Act. A copy of the 2023 Annual Report including item 3.D is available at www2.asx.com.au (search code “ATH”) and can be obtained from the Company upon request.

A selection of risk factors as described in item 3.D of the 2023 Annual Report are set out below:

(a)	The Company has a history of operating losses.

(b)	The Company relies on research institutions to conduct its clinical trials and may not be able to secure and maintain research institutions to conduct future trials. The institutions that the Company works with have their own limits and procedures that influence or limit the Company’s ability to conduct research and development and conduct of clinical trials. The Company’s reliance on these research institutions provides it with less control over the timing and cost of clinical trials, clinical study management personnel and the ability to recruit subjects.

(c)	If the Company does not obtain the necessary governmental approvals, it will be unable to develop or commercialise its pharmaceutical products.

(d)	The Company’s success depends upon its ability to protect its intellectual property and its proprietary technology, to operate without infringing the proprietary rights of third parties and to obtain marketing exclusivity for its products and technologies.

(e)	The Company consider proprietary trade secrets and/or confidential know-how and unpatented know-how to be important to its business.

(f)	The Company’s research and development efforts will be seriously jeopardised if it is unable to retain key personnel and cultivate key academic and scientific collaborations.

(g)	The testing, marketing and sale of human health care products also entails an inherent risk of product liability.

(h)	The biotechnology and pharmaceutical industries are subject to rapid and significant technological change. The Company’s competitors are numerous and include major pharmaceutical companies, biotechnology firms, universities and other research institutions.

Further details of the above risk factors, as well as information regarding additional business risk factors that may impact upon the Company, are set out in item 3.D of the 2023 Annual Report as described above.

ABOUT THE SPP OFFER - SUMMARY

The following summary provides only a limited overview of the SPP Offer being made by the Company. Further detail is set out in this Prospectus. Please read and consider this Prospectus in full before making any decision regarding applying under the SPP Offer or otherwise investing in the Company.

Topic	Summary	For more information see:
What is the SPP Offer?

The SPP Offer is an offer of:

●      up to 571,428,571 SPP Shares; and

●      one (1) Short Dated Option for every one (1) SPP Share issued; and

●      one (1) Long Dated Option for every three (3) SPP Shares issued (with fractional entitlements to Long Dated Options rounded down),

to Eligible Shareholders pursuant to a security purchase plan to raise up to $2 million before costs (SPP). The issue of securities under the SPP was approved by shareholders at the general meeting of the Company held on 29 December 2023 (Meeting).

Section 1.1
What are the terms of SPP Shares?	SPP Shares are fully paid ordinary shares that have the same terms as, and rank equally with, the existing fully paid ordinary shares in the capital of the Company.	Section 9.1
What is the issue price of SPP Shares?	$0.0035 (0.35 cents) per SPP Share.	Section 1.1 and 1.2
What are the terms of Short Dated Options?

Short Dated Options are unlisted and each have an exercise price of A$0.007 (0.7 Australian cents), expire of 31 August 2024 and, upon exercise, entitle the holder to one Share.

The full terms of Short Dated Options are set out in Section 9.2.

Section 9.2
What are the terms of Long Dated Options?

Long Dated Options each have an exercise price of A$0.01 (1 Australian cent), expire of 31 August 2026 and, upon exercise, entitle the holder to one Share.

The full terms of Long Dated Options are set out in Section 9.3.

Section 9.3
Am I an Eligible Shareholder?	Eligible Shareholders for the SPP Offer under this Prospectus are shareholders with addresses in Australia and New Zealand as recorded in the register of members of the Company on the Record Date.	Section 1.1
Record Date	The Record Date was 7:00 pm on 21 November 2023, being the business day before the date on which details of the security purchase plan were first announced to ASX.	Section 1.1
What is my maximum entitlement?	Each Eligible Shareholder is entitled to apply for and receive a parcel of up to 8,571,429 SPP Shares ($30,000), being the maximum entitlement of an Eligible Shareholder (subject to scale back as described in Section 1.9) together with free-attaching Short Dated Options and Long Dated Options as described in Section 1.1 (Entitlement).	Sections 1.1, 1.2, 1.5, 1.6 and 1.9

Topic	Summary	For more information see:
What if I am not an Eligible Shareholder?	If you are not an Eligible Shareholder then the SPP Offer is not being made to you and consequently you cannot apply for and receive SPP Shares under the SPP Offer in this Prospectus.	Section 1.7
Is there a minimum or maximum subscription?

Eligible Shareholders will only be able to apply for and receive SPP Shares in the following parcels:

$1,000 – 285,714 Shares (min)     $17,500 – 5,000,000 Shares

$2,500 – 714,286 Shares               $20,000 – 5,714,286 Shares

$5,000 – 1,428,571 Shares            $22,500 – 6,428,571 Shares

$7,500 – 2,142,857 Shares            $25,000 – 7,142,857 Shares

$10,000 – 2,857,143 Shares          $27,500 – 7,857,143 Shares

$12,500 –3,571,429 Shares           $30,000 – 8,571,429 Shares (max)

$15,000 – 4,285,714 Shares

Sections 1.2, 1.4 and 1.5
Can I trade my Entitlement?	No, you cannot trade your Entitlement to apply for and receive SPP Shares.	Section 1.3
Is the SPP Offer underwritten?	No, the SPP Offer is not underwritten.	Section 1.6
How much will be raised from the SPP Offer?	Up to $2 million before costs will be raised from the SPP Offer. There is no minimum amount that may be raised under the SPP Offer.	Section 1.1
What is the use of funds raised under the SPP Offer?	Funds raised under the SPP Offer will be applied towards funding clinical trials, including providing ongoing funding of Alterity’s Phase 2 clinical trials in MSA, ATH434-201 and ATH434-202 and planning for a potential Phase 3 clinical trial in MSA, continuing discovery and research efforts in neurodegenerative diseases, including Parkinson’s Disease, and for general working capital purposes including meeting costs of the SPP Offer.	Section 2
What can I do with my Entitlement?

You can do any of the following:

●            take up all of your Entitlement (by accepting the SPP Offer in full);

●            take up part of your Entitlement (by accepting part of the SPP Offer) and allow the balance to lapse (and the balance will form part of the Shortfall); or

●            do nothing, in which case all your Entitlement will lapse and form part of the Shortfall.

Sections 1.6 and 6.1

Topic	Summary	For more information see:
What will happen if I do not take up my Entitlement?	If you do not take up all of your Entitlement by the Closing Date the SPP Shares to which you were entitled will form part of the Shortfall. Your interest in the Company may also be diluted.	Sections 1.11 and 4.3
What will happen if the SPP Offer is oversubscribed?

If total applications exceed the maximum amount to be raised, the Company may scale back (reduce) the number of SPP Shares issued in response to an application. If a scale back is necessary, the scale back will be applied on a pro rata basis based on the size of an applicant’s shareholding as at the Record Date. The Company will refund to the applicant the difference between the application monies received by the Company and application monies payable for the number of SPP Shares actually issued to the applicant. Refunds will be paid to the applicant either by EFT (if bank account details are held by the Share Registry) or cheque. No interest shall be paid on refunded application monies.

Section 1.9
What will happen if the SPP Offer is not fully subscribed?

SPP Shares (and free-attaching Short Dated Options and Long Dated Options) not taken up will form part of the Shortfall. The Company may, but is not obliged to, choose place the Shortfall to professional, sophisticated and other exempt investors who are eligible and are invited to participate by the Company in its discretion, subject to the recipient being a person eligible to receive SPP Shares and the free attaching Short Dated Options and Long Dated Options under the conditions of the shareholder approval obtained at the Meeting (including, pursuant to the waiver granted by ASX announced on 11 December 2023 that shareholders who voted on the resolution are not eligible to subscribe for Shortfall securities) and satisfaction of regulatory requirements. The issue of any securities from the Shortfall which is not in accordance with the above would use the placement capacity available to the Company under the ASX Listing Rules.

The Company has engaged MST Financial Services Pty Ltd (MST) to assist the Company with placement of the Shortfall (if any). The Company has agreed to pay MST a fee of 5% of amounts for which written commitments to subscribe for shares from the Shortfall are received prior to the opening of the SPP Offer from investors identified by MST who are eligible. The amount of commitments may exceed the Shortfall (if any), in which case the amounts allocated to the investors will be adjusted in consultation with MST, with the fee remaining payable on the total committed.

Section 1.11
How do I accept the SPP Offer?

If you wish to take up (accept the offer for) all or part of your Entitlement under the SPP Offer you must pay by BPAY® or for NZ holders who are unable to pay via BPAY you may pay via EFT in accordance with the details included in the personalised application form online which accompanies this Prospectus using the applicable reference number set out in Section 2 of the personalised application form and online at www.computersharecas.com.au/ATHSPP, so payment is received by no later than 5:00 pm (Melbourne time) on the Closing Date.

$30,000 is payable if you are taking up your Entitlement in full, as set out in the personalised application form. If taking up less than your full Entitlement, the amount payable is dependent on the parcel applied for as outlined in the table contained in section 1.2 of this Prospectus.

Sections 1.2 and 6
Are there risks associated with investment in the Company?

There are risks associated with investment in the Company. These include risks relating to the SPP Offer, SPP Shares, Short Dated Options and Long Dated Options, risks relating to the Company and risks associated with financial investment generally.

Section 5

Topic	Summary	For more information see:
Please carefully consider the risks and the information contained in this Prospectus in conjunction with any specific matters which have or may be referred to in the Company’s ASX announcements before deciding to apply under the SPP Offer or otherwise making an investment in the Company.
What are the taxation implications of participating in the SPP Offer?	Taxation implications will vary depending upon the specific circumstances of the investor. You should obtain professional advice as to the taxation treatment applicable to you.	Section 11
Where can I find more information about the Company?	For more information on the Company please see the Company’s website (www.alteritytherapeutics.com.au) or refer to the Company’s ASX announcements (available on the ASX’s website www2.asx.com.au, search code “ATH”). or at the Offer website www.computersharecas.com.au/ATHSPP	Section 18
What if I have questions about the SPP Offer or how to apply?	You should consult your stockbroker, accountant, solicitor or other professional adviser before making any decision regarding applying for securities under the SPP Offer. Questions concerning the SPP Offer can also be directed to the Company by email to we-aualteritytherapeutics@we-worldwide.com.	Section 18

1.	Details of the SPP Offer

1.1	The SPP Offer

The SPP Offer is an offer of:

●	up to and aggregate of 571,428,571 SPP Shares at an issue price of 0.35 cents ($0.0035) per SPP Share (total maximum subscription of $30,000) pursuant to a security purchase plan; and

●	one (1) free-attaching Short Dated Option for each one (1) SPP Share issued; and

●	one (1) free-attaching Long Dated Option for every three (3) SPP Shares issued,

to Eligible Shareholders under a security purchase plan to raise up to $2 million before costs. Under the SPP Offer, each Eligible Shareholder may apply for up to a maximum of 8,571,429 SPP Shares ($30,000). Details of the parcels of SPP Shares (including free-attaching Short Dated Options and Long Dated Options) is set out in Section 1.2. There is no minimum subscription under the SPP Offer.

The issue of SPP Shares, Short Dated Options and Long Dated Options under the SPP was approved by shareholders of the Company at the General Meeting held on 29 December 2023.

The SPP Offer closes at 5.00 pm (Melbourne time) on the Closing Date of Thursday, 25 January 2024 (unless closed earlier or extended).

1.2	Applications for parcels of SPP Shares

Eligible Shareholders may apply for up to their full entitlement for SPP Shares (with free attaching Short Dated Options and Long Dated Options) under the SPP Offer. Alternatively, an Eligible Shareholder may apply for a parcel of SPP Shares that is less than their full entitlement.

The parcels of SPP Shares available to be applied for under the SPP Offer are set out below:

$	Number of SPP Shares	Number of Short Dated Options	Number of Long Dated Options
$1,000	285,714	285,714	95,238
$2,500	714,286	714,286	238,095
$5,000	1,428,571	1,428,571	476,190
$7,500	2,142,857	2,142,857	714,285
$10,000	2,857,143	2,857,143	952,380
$12,500	3,571,429	3,571,429	1,190,467
$15,000	4,285,714	4,285,714	1,428,571
$17,500	5,000,000	5,000,000	1,666,666
$20,000	5,714,286	5,714,286	1,904,761
$22,500	6,428,571	6,428,571	2,142,857
$25,000	7,142,857	7,142,857	2,380,952
$27,500	7,857,143	7,857,143	2,619,048
$30,000	8,571,429	8,571,429	2,857,142

Eligible Shareholders that choose to apply for any of their entitlement under the SPP Offer will need to pay the required amount by BPAY® or EFT in accordance with the instructions, and using the personalised payment details, in the personalised application form which accompanied a copy of this Prospectus.

If an Eligible Shareholder applies for a parcel of SPP Shares in an amount other than as set out in the above table the Board may, at its discretion, accept such application and issue the number of SPP Shares equal to the amount paid divided by the issue price of SPP Shares ($0.0035), provided that an Eligible Shareholder must not be issued more than 8,571,429 SPP Shares ($30,000) pursuant to the SPP Offer.

An application for a parcel of SPP Shares will be treated as an application to also be issued the Short Dated Options and Long Dated Options as described in the table above and in the personalised application form.

Entitlements under the SPP Offer are subject to potential scale back as described in Section 1.9.

1.3	No Entitlement Trading

Entitlements to apply for and receive SPP Shares and free-attaching Short Dated Options and Long Dated Options under the SPP Offer are not renounceable and, accordingly, there is no ability to trade rights on ASX or elsewhere.

1.4	Minimum subscription

There is no minimum subscription amount for the SPP Offer to proceed. Eligible Shareholders will only be able to apply for and receive SPP Shares and free-attaching Short Dated Options and Long Dated Options. The minimum parcel under the SPP Offer per Eligible Shareholder is $1,000 (285,714 SPP Shares) as set out in section 1.2.

1.5	Maximum subscription

The SPP Offer is to raise up to $2 million before costs, through the issue of up to 571,428,571 SPP Shares at the issue price of 0.0035 cents ($0.35) per SPP Share.

If applications are received from Eligible Shareholders under the SPP Offer for more than the maximum under the SPP Offer, the Company will scale back applications under the SPP Offer as set out in Section 1.9. Each Eligible Shareholder may only apply for up to $30,000 of SPP Shares (8,571,429 SPP Shares).

Joint holders are counted as a single shareholder for the purposes of determining entitlements. A joint holder who receives more than one personalised application form under the SPP Offer due to multiple registered holdings (including both sole and joint holdings) may only apply for up to $30,000 of shares in total.

1.6	No Underwriting

The SPP Offer is not underwritten.

1.7	Non-eligible Foreign Shareholders

Only Eligible Shareholders, being shareholders with addresses in Australia or New Zealand in the register of members of the Company as at the Record Date, are eligible to participate in the SPP Offer under this Prospectus. The Company has decided that it is unreasonable to make the SPP Offer outside Australia and New Zealand having regard to the:

●	number of holders in places where the SPP Offer would be made;

●	number and value of securities those holders would be offered; and

●	cost of complying with the legal and regulatory requirements in those other jurisdictions.

1.8	ASX Listing

SPP Shares

The Company’s Appendix 3B released to ASX on 22 November 2023 in respect of the SPP included an application to ASX for admission of the SPP Shares to official quotation. The fact that ASX may grant official quotation of the SPP Shares is not to be taken in any way as an indication of the merits of the Company or those securities.

If ASX does not grant permission for the Official Quotation of SPP Shares within 3 months after the date of issue of this Prospectus (or such period as is permitted by the Corporations Act), the Company, in its absolute discretion, will either repay the application monies to applicants without interest or (subject to any necessary ASIC or ASX waivers or consents being obtained) issue a supplementary or replacement Prospectus and allow applicants one month to withdraw their application and be repaid their application monies without interest.

Short Dated Options

The Short Dated Options will not be quoted (listed). Nothing set out in this Prospectus is to be construed as stating or implying that the Short Dated Options will be quoted at any particular time, or at all. It is expressly not stated or implied that permission will be sought or obtained for the official quotation of the Short Dated Options or that official quotation of the Short Dated Options will be granted within three (3) months (or any other period) of the date of this Prospectus.

Long Dated Options

The Company proposes seeking quotation (listing) of Long Dated Options. The Long Dated Options that are issued will be unquoted (unlisted) until such time as the Company satisfies the quotation requirements of ASX, which will include:

●	There being at least 100,000 Long Dated Options on issue; and

●	The Long Dated Options being held by at least 50 holders with a marketable parcel (being if all options held by the holder are exercised in full, the underlying ordinary shares would be a parcel of not less than $500 based on the trading price of shares or the exercise price if underlying ordinary shares are unquoted).

If official quotation of Long Dated Options is not granted, Long Dated Options will be unlisted securities and will not be tradeable on ASX. The fact that ASX may grant official quotation of Long Dated Options is not to be taken as an indication of the merits of the Company or the Long Dated Options. The Company’s Appendix 3B released to ASX on 22 November 2023 in respect of the SPP included an application for quotation if the quotation requirements of ASX are satisfied.

1.9	Scale Back

The SPP Offer will raise up to $2 million before costs (571,428,571 SPP Shares at the issue price of 0.35 cents ($0.0035) per SPP Share). If applications are received from Eligible Shareholders under the SPP Offer for more than the maximum under the SPP Offer, the Company will scale back applications under the SPP Offer on a pro rata basis based on the size of the shareholding of each applicant under the SPP Offer as at the Record Date.

The Company will refund applicants (without interest) the difference between the application monies received by the Company and the application monies payable for the number of SPP Shares actually issued to the applicant.

No applications for SPP Shares above the maximum subscription of 8,571,429 SPP Shares, representing a maximum subscription sum of $30,000, will be accepted from any Eligible Shareholder.

In addition, the Company will not issue SPP Shares if such issue would result in the relevant interest of a shareholder (and its associates) exceeding 20% of the issued capital of the Company unless doing so is permitted under the Corporations Act without requiring any further action by the Company or shareholder.

1.10	Issue of securities after Closing Date

The Board reserves the right to issue SPP Shares and free-attaching Short Dated Options and Long Dated Options in response to valid applications received after the Closing Date.

1.11	Shortfall

Any part of your entitlement to SPP Shares and free-attaching Short Dated Options and Long Dated Options under the SPP Offer not taken up will form part of the Shortfall.

The Company may, subject to regulatory requirements, seek to place the securities forming the Shortfall of the Offer with professional, sophisticated and other exempt investors who are eligible and are invited to participate in the shortfall of the SPP Offer by the Company in its discretion, subject to the recipient being a person eligible to receive SPP Shares and the free attaching Short Dated Options and Long Dated Options under the conditions of the shareholder approval obtained at the Meeting (including, pursuant to the waiver granted by ASX announced on 11 December 2023 that shareholders who voted on the resolution are not eligible to subscribe for Shortfall securities) and satisfaction of regulatory requirements. The issue of any securities from the Shortfall which is not in accordance with the above would use the placement capacity available to the Company under the ASX Listing Rules

The Company has engaged MST Financial Services Pty Ltd (MST) to assist the Company with placement of the Shortfall (if any). The Company has agreed to pay MST a fee of 5% of amounts for which written commitments to subscribe for shares from the Shortfall are received prior to the opening of the SPP Offer from investors identified by MST who are eligible. The amount of commitments may exceed the Shortfall (if any), in which case the amounts allocated to the investors will be adjusted in consultation with MST, with the fee remaining payable on the total committed.

In addition, the Company will not issue SPP Shares under the Shortfall if that would result in the relevant interest of an investor (and its associates) exceeding 20% of the issued capital of the Company.

1.12	Placement

On 22 November 2023, the Company announced it had received binding commitments for a capital raising of A$4.8 million before costs via a two tranche placement (Placement) of fully paid ordinary shares (Shares in this Section 1.12) at an issue price of A$0.0035 (0.35 Australian cents) per Share.

Participants in the Placement were sophisticated, professional and other investors exempt from the disclosure requirements of Ch 6D of the Corporations Act who are clients of MST Financial Services Pty Ltd or other brokers including institutional investors, or which were identified by the Company as part of its investor relations program.

The Placement was conducted over two tranches:

●	Tranche one: 362,462,762 Shares under the existing available placement capacity under Listing Rule 7.1 to raise approximately $1.3 million. Shares under tranche one were issued on 29 November 2023.

●	Tranche two: 1,008,965,809 Shares, the issue of which was subject to shareholder approval which was obtained at the Meeting. Shares under tranche two are to be issued prior to the Closing Date. Tranche two also included an issue of Shares (and, consequently, an entitlement to receive free-attaching options as described below) to related parties (or their nominee(s)).

Every one (1) Share under the Placement are to be accompanied by one (1) Short Dated Option and every three (3) Shares are to be accompanied by one (1) Long Dated Option. The issue of Short Dated Options and Long Dated Options as free-attaching to Shares under the Placement was approved by shareholders at the Meeting.

Further details with respect to the Placement are set out in the Notice of Extraordinary General Meeting released to ASX on 30 November 2023 that convened the Meeting.

This Prospectus has been prepared on the basis that all securities under the Placement will have been issued prior to the opening of the SPP Offer. Details of the issue of securities under the Placement will be released to ASX as and when such issue of securities under the Placement occurs.

2.	Purpose of the SPP Offer

The purpose of the SPP Offer is to raise up to $2 million before costs. The SPP Offer is also being made to allow Eligible Shareholders to participate in the capital raising of the Company by subscribing for SPP Shares and free-attaching Short Dated Options and Long Dated Options on the same basis as investors under the Placement.

Funds raised under the SPP Offer will be applied towards funding clinical trials, including providing ongoing funding of Alterity’s Phase 2 clinical trials in MSA, ATH434-201 and ATH434-202 and planning for a potential Phase 3 clinical trial in MSA, continuing discovery and research efforts in neurodegenerative diseases, including Parkinson’s Disease, and for general working capital purposes including meeting costs of the SPP Offer.

3.	Financial effect of the SPP Offer

As noted above, $2 million before costs is proposed to be raised under the SPP Offer. Funds raised under the SPP Offer are to be applied as set out in Section 2.

The anticipated maximum costs of the SPP Offer are set out in the table below:

Particulars	Amount ($)
Legal, secretarial, registry, printing and postage	$90,000
ASIC & ASX fees*	$21,000
TOTAL	$111,000

*	assumes quotation of the SPP Shares and Long Dated Options – see section 1.8.

As described in Section 1.11, the Company has ..agreed to pay MST a fee of 5% of amounts for which written commitments to subscribe for shares from the Shortfall are received prior to the opening of the SPP Offer. If commitments were received for the entire $2 million sought to be raised, the above estimated costs would increase by approximately $100,000.

The costs of the SPP Offer will be less if less than the full subscription under the SPP Offer is raised.

If the SPP Offer is fully subscribed, then the cash reserves of the Company are anticipated to increase by approximately $1.89 million, being $2 million less the anticipated costs of the SPP Offer above.

A pro forma statement of financial position on the basis of the audited financial statements of the Company for the financial reporting period ended 30 June 2023 as released to ASX on 31 August 2023 is set out below:

This section contains a summary of the historical financial information for the Company as at 30 June 2023 (Historical Financial Information) and a pro-forma historical statement of the financial position as at 30 June 2023 (Pro Forma Historical Financial Information) (collectively, Financial Information).

The Financial Information has been prepared to illustrate the effect of the Placement and SPP Offer (assuming the maximum amount is raised under the SPP Offer):

	Actual	Placement Tranche 1	Placement Tranche 2	SPP	Proforma
	30 June 2023	November 2023	January 2024	February 2024^	30 June 2023^
Assets
Current Assets
Cash and cash equivalents	15,773,783	1,174,628	3,249,992	1,889,000	22,087,403
Trade and other receivables	8,665,704				8,665,704
Other current assets	2,609,286				2,609,286
Total Current Assets	27,048,773	1,174,628	3,249,992	1,889,000	33,362,393
Non-Current Assets
Property and equipment	61,776				61,776
Right-of-use assets	207,087				207,087
Total Non-Current Assets	268,863	0	0	0	268,863
Total Assets	27,317,636	1,174,628	3,249,992	1,889,000	33,631,256

	Actual	Placement Tranche 1	Placement Tranche 2	SPP	Proforma
	30 June 2023	November 2023	January 2024	February 2024^	30 June 2023^
Liabilities
Current Liabilities
Trade and other payables	3,517,708				3,517,708
Provisions	729,202				729,202
Lease liabilities	107,177				107,177
Current tax liabilities	27,930				27,930
Total Current Liabilities	4,382,017	0	0	0	4,382,017
Non-Current Liabilities
Provisions	19,503				19,503
Lease liabilities	103,207				103,207
Total Non-Current Liabilities	122,710	0	0	0	122,710
Total Liabilities	4,504,727	0	0	0	4,504,727
Net Assets	22,812,909	1,174,628	3,249,992	1,889,000	29,126,529
Equity
Issued capital	213,971,323	1,268,620	3,531,380	2,000,000	220,771,323
Reserves	3,972,475	(93,992)	(281,388)	(111,000)	3,486,095
Accumulated deficit	(195,130,889)				(195,130,889)
Total Equity	22,812,909	1,174,628	3,249,992	1,889,000	29,126,529

^	If, as referred to above, written commitments to subscribe for shares from the Shortfall are received prior to the opening of the SPP Offer for the entire $2 million sought to be raised, the cash and cash equivalents (and consequently total assets, net assets, issued capital and total equity) in the above table would decrease by approximately $100,000.

Basis of preparation of financial information

The stated basis of preparation for the Historical Financial Information is in accordance with the recognition and measurement principles of the Australian Accounting Standards.

The stated basis of preparation for the Pro Forma Historical Financial Information is in a manner consistent with the recognition and measurement principles of the Australian Accounting Standards applied to the Historical Financial Information and the events or transactions to which the pro forma adjustments relate, as described in the Options Prospectus dated 29 December 2023 and this section of the Prospectus, as if those events or transactions had occurred as at 30 June 2023.

Pro-forma adjustments to consolidated balance sheet

The Pro Forma Historical Financial Information has been derived from the Historical Financial Information and has been prepared on the basis that the following significant transactions occurred as at 30 June 2023:

(a)	The issue on 29 November 2023 of 362,462,762 New Shares under tranche one of the Placement, which raised gross proceeds of $1,268,620 less estimated offer costs of $93,992.

(b)	The anticipated issue of 1,008,965,809 New Shares under tranche two of the Placement, anticipated to raise gross proceeds of $3,531,380 less estimated offer costs of $281,388.

(c)	The anticipated issue of 571,428,571 New Shares under the SPP Offer, anticipated to raise gross proceeds of $2,000,000 less estimated offer costs of $111,000. This represents the maximum amount that may be raised under the SPP Offer. If less than the maximum is raised, the financial impact of the SPP Offer on the Company will be reduced.

(d)	No existing options or options to be issued under the Placement or SPP Offer are included as having been exercised in the Financial Information.

Due to the nature of the pro forma adjustments, they do not represent the actual or prospective financial position of the Company.

4.	Effect on Control and the Capital Structure of the Company

4.1	Capital Structure

The tables below set out the capital structure of the Company as at the date of this Prospectus and assume the issue of all securities under the Placement as described in Section 1.12, which is anticipated to occur prior to the opening of the SPP Offer. Except as otherwise stated, it is assumed that no further securities are issued by the Company other than as provided for under the SPP Offer and that no existing or proposed convertible securities (including Short Dated Options and/or Long Dated Options) are exercised into Shares.

SHARES

The below tables demonstrates the impact of the issue of SPP Shares under the SPP Offer on the basis that the SPP Offer is 50% subscribed or 100% subscribed. The Impact of the issue of SPP Shares under the SPP Offer on the issued share capital of the Company will differ if the SPP Offer is subscribed to a different amount. In accordance with Section 1.12, the below tables also assume the issue of the Shares forming tranche two of the Placement prior to the SPP Offer opening.

SPP 50% Subscribed

	Number	%
Current Shares on issue	2,802,360,380	68%
Shares under Tranche 2 of the Placement	1,008,965,809	25%
Shares prior to opening of the SPP Offer	3,811,326,189	93%
SPP Shares (50% subscription under SPP Offer)	285,714,286	7%
Total (if SPP 50% subscribed)	4,097,040,475	100%

SPP 100% Subscribed

	Number	%
Current Shares on issue	2,802,360,380	64%
Shares under Tranche 2 of the Placement	1,008,965,809	23%
Shares prior to opening of the SPP Offer	3,811,326,189	87%
SPP Shares (100% subscription under SPP Offer)	571,428,571	13%
Total (if SPP fully subscribed)	4,382,754,760	100%

*	all percentages are subject to rounding

OPTIONS

The existing and proposed options of the Company are set out in the table below. All options are presently unlisted however the Company proposes seeking quotation (listing) of the Long Dated Options. The quotation (listing) of the Long Dated Options is not a condition of the SPP Offer:

Number of options	Expiry Date	Exercise price
19,250,000	29 November 2026	$0.0375 (3.75 cents)
12,000,000	31 July 2024	$0.07 (7 cents)
11,900,000	29 November 2026	$0.0238 (2.38 cents)
35,000,000	17 September 2025	$0.09 (9 cents)
91,392,720	06 January 2026	$0.032 (3.2 cents)
1,371,428,571 (Short Dated Options under the Placement)	31 August 2024	$0.007 (0.7 cents)
457,142,857 (Long Dated Options under the Placement)	31 August 2026	$0.01 (1 cent)
571,428,571 (maximum Short Dated Options under the SPP Offer)	31 August 2024	$0.007 (0.7 cents)
190,476,191 (maximum Long Dated Options under the SPP Offer)	31 August 2026	$0.01 (1 cent)

4.2	Substantial shareholder

As at lodgement of the Prospectus, the Company has received notification of one substantial (5%+) shareholder being the Bank of New York Mellon Corporation and each Group Entity that together form the BNYMC Group, which holds a relevant interest in 1,588,872,148 Shares (approximately 56.70% at the date of this Prospectus, prior to issue of the Shares under tranche two of the Placement) in the Company.

The relevant interest arises from the BNYMC Group having the limited power to dispose of, or control exercise of power to dispose of, securities deposited with or held by BNYMC (or its custodian or agent) in its capacity as depositary administering an American depository receipts (ADR) program for the Company.

BNYMC Group is not an Eligible Shareholder and is accordingly not eligible to participate in the SPP Offer. Accordingly the issue of SPP Shares under the SPP Offer will dilute the relevant interest of the BNYMC Group. Examples of the dilution to the BNYMC Group as a result of the issue of SPP Shares (both if the SPP Offer is 50% subscribed or 100% subscribed) is set out in the tables below:

Shares held	% at open of SPP Offer	% if SPP Offer 50% subscribed	% if SPP Offer 100% subscribed
1,588,872,148	41.69%	38.78%	36.25%

Notes to Tables:

●	All percentages are rounded to two decimal places.
●	It is assumed that BNYMC Group does not acquire or dispose of shares.
●	Assumes the issue of all securities under the Placement as described in Section 1.12, which is anticipated to occur prior to the opening of the SPP Offer.

4.3	Dilution and control

The potential dilutive effect of the issue of SPP Shares under the SPP Offer will have on the control of the Company is as follows:

●	The dilutive impact on Eligible Shareholders who take up their entitlement pursuant to the SPP Offer (whether in part or in full) is dependent upon the current shareholding in the Company of that Eligible Shareholder, the quantum of the Eligible Shareholders investment under the SPP Offer and the extent to which the SPP Offer is subscribed; and

●	An Eligible Shareholder who does not take up any part of their entitlement pursuant to the SPP Offer will have their percentage shareholding in the Company diluted as a result of the SPP Offer. The extent of the dilution is dependent on the extent to which the SPP Offer is subscribed; and

●	Shareholders who are not Eligible Shareholders will be diluted as a result of the SPP Offer. The extent of the dilution is dependent on the extent to which the SPP Offer is subscribed.

The below table shows the example impact of the SPP Offer on shareholders who either do not subscribe for SPP Shares or who are not Eligible Shareholders, both where the SPP Offer is either 50% subscribed (285,714,286 SPP Shares issued) or fully subscribed (571,428,571 SPP Shares issued). The below tables assume all Shares under the Placement have been issued prior to opening of the SPP Offer:

Shareholder (example)	Holding	%	% of shares if SPP Offer 50% subscribed and example Shareholder does not take up entitlement (4,097,040,475 Shares)	% of total Shares if all SPP Shares are issued where example Shareholder does not take up entitlement (4,382,754,760 Shares)
A	5,000,000	0.13%	0.12%	0.11%
B	10,000,000	0.26%	0.24%	0.23%
C	20,000,000	0.52%	0.49%	0.46%
D	50,000,000	1.31%	1.22%	1.14%
E	100,000,000	2.62%	2.44%	2.28%

Notes to Tables:

●	All percentages are rounded to two decimal places.
●	It is assumed the notional Eligible Shareholders in the example above do not acquire or dispose of shares.
●	Does not take into account the dilutive impact of the conversion of convertible securities.
●	Assumes the issue of all securities under the Placement as described in Section 1.12, which is anticipated to occur prior to the opening of the SPP Offer.

5.	Risks

The securities offered under this Prospectus are considered highly speculative. An investment in the Company carries risk. The Directors strongly recommend potential investors consider the risk factors described below, together with information contained elsewhere in the Prospectus.

This section identifies circumstances the Directors regard as risks associated with investment in the Company and which may have a material adverse impact on the financial performance of the Company if they were to arise.

Specifically:

●	the SPP Offer (including securities under the SPP Offer) are subject to specific risks (refer to Section 5.1); and

●	the business, assets and operations of the Company are subject to further risk factors. The Company provided detailed disclosure of business risk factors in item 3.D of its 2023 Annual Report for the reporting period ended 30 June 2023 that was released to ASX on 31 August 2023. The 2023 Annual Report has been lodged with ASIC and item 3.D of 2023 Annual Report is incorporated by reference into this Prospectus in accordance with Section 712 of the Corporations Act. A copy of item 3.D of the 2023 Annual Report is available at www2.asx.com.au (search code “ATH”) and can be obtained from the Company upon request. A selection of the risk factors as contained in item 3.D of the 2023 Annual Report are set out in Section 5.2.

Where possible, the Directors aim to manage these risks by carefully planning the Company’s activities and implementing risk control measures. However, some of the risks identified are highly unpredictable or are out of the control of the Company and the Company is therefore limited to the extent it can effectively manage them.

These risk factors are not intended to be an exhaustive list of risks to which the Company is, or will be, exposed.

5.1	Risks associated with the SPP Offer

(a)	Value of securities, liquidity and share market conditions

The market price of the Company’s ordinary shares are subject to varied and unpredictable influences on the market for equities in general. Market conditions and lack of liquidity may affect the value of the Company’s ordinary shares regardless of the performance of the Company. No assurance is given that there will be, or continue to be, an active market for the SPP Shares or if an active market will be established for the Long Dated Options if quoted (listed). The trading price of Shares may fall as well as rise.

(b)	Taxation consequences

Participation in the SPP Offer may have taxation consequences depending on the particular circumstances of the recipient. You should seek your own professional advice before investing in the Company.

(c)	Dilution

The issue of the SPP Shares (and Shares issued on exercise of Short Dated Options and/or Long Dated Options, if any) will result in holders who do not subscribe under the SPP Offer being diluted. The number of SPP Shares to be subscribed for any an Eligible Shareholder to not be diluted is dependent upon their current shareholding and the total number of SPP Shares ultimately issued under the SPP Offer.

The issue of Short Dated Options and Long Dated Options will not dilute shareholders unless and until Shares are issued on exercise of Short Dated Options and/or Long Dated Options. There is no guarantee that a certain number of Short Dated Options and/or Long Dated Options will be exercised, or any at all.

(d)	Exercise price of securities

There is no guarantee that the share price will be greater than the exercise price up to the expiry date (31 August 2024 for Short Dated Options and 31 August 2026 for Long Dated Options). Accordingly, there is a risk that securities will be out of the money during the exercise period, which will affect the value of the securities.

5.2	Company Specific Risks

As noted above, the below represent a selection of the risk factors contained in item 3.D of the 2023 Annual Report released to ASX on 31 August 2023 which is available at www2.asx.com.au (search code “ATH”) and can be obtained from the Company upon request:

(a)	The Company has a history of operating losses. The Company will need additional funding to complete its clinical trials and to operate its business; such funding may not be available or, if it is available, such financing is likely to be dilutive to existing shareholders.

(b)	The Company relies on research institutions to conduct its clinical trials and may not be able to secure and maintain research institutions to conduct future trials. The institutions that the Company works with have their own limits and procedures that influence or limit the Company’s ability to conduct research and development and conduct of clinical trials. The Company’s reliance on these research institutions provides it with less control over the timing and cost of clinical trials, clinical study management personnel and the ability to recruit subjects.

(c)	If the Company does not obtain the necessary governmental approvals, it will be unable to develop or commercialise its pharmaceutical products. The pharmaceutical and biotechnology industries are subject to extensive regulation, and from time to time legislative bodies and governmental agencies consider changes to such regulations that could have significant impact on industry participants.

(d)	The Company’s success depends upon its ability to protect its intellectual property and its proprietary technology, to operate without infringing the proprietary rights of third parties and to obtain marketing exclusivity for its products and technologies. Patent matters in biotechnology are highly uncertain and involve complex legal and factual questions. Accordingly, the availability and breadth of claims allowed in biotechnology and pharmaceutical patents cannot be predicted.

(e)	The Company consider proprietary trade secrets and/or confidential know-how and unpatented know-how to be important to its business. The Company may rely on trade secrets and/or confidential know-how to protect its technology, especially where patent protection is believed by the Company to be of limited value. However, trade secrets and/or confidential know-how can be difficult to maintain as confidential.

(f)	The Company’s research and development efforts will be seriously jeopardised if it is unable to retain key personnel and cultivate key academic and scientific collaborations.

(g)	The testing, marketing and sale of human health care products also entails an inherent risk of product liability. The Company may incur substantial liabilities or be required to limit development or commercialisation of its candidate products if it cannot successfully defend itself against product liability claims.

(h)	The biotechnology and pharmaceutical industries are subject to rapid and significant technological change. The Company’s competitors are numerous and include major pharmaceutical companies, biotechnology firms, universities and other research institutions. These competitors may develop technologies and products that are more effective than any that the Company is developing, or which would render its technology and products obsolete or non-competitive. Many of these competitors have greater financial and technical resistance and manufacturing and marketing capabilities than the Company does. In addition, many of the Company’s competitors have much more experience than it does in pre-clinical testing and human clinical trials of new or improved drugs, as well as in obtaining regulatory approvals.

5.3	Investment Speculative

The above list of risk factors ought not to be taken as an exhaustive list of the risks faced by the Company or in connection with an investment in the Company. The above risk factors, and other risk factors not specifically referred to above, may materially affect the future financial performance of the Company and the value of the securities offered under this Prospectus. SPP Shares and Shares issued on exercise of Short Dated Options and/or Long Dated Options (if any) carry no guarantee with respect to the payment of dividends, returns of capital or market value. The Company does not expect to declare any dividends for the foreseeable future.

Potential investors should consider that the investment in the Company is highly speculative.

6.	Acceptance Instructions

6.1	Choices available under the SPP Offer

Eligible Shareholders may:

●	exercise their rights to participate in the SPP Offer and accept their entitlement in full (i.e. for the subscription sum of $30,000); or

●	exercise their rights to participate in the SPP Offer and accept in part by applying for a parcel of SPP Shares and free-attaching Short Dated Options and Long Dated Options as set out in the personalised application form and in Section 1.2; or

●	take no action under the SPP Offer, and allow the SPP Offer made to them to lapse.

Depending on the level of applications received, applications may be scaled back as described in Section 1.9.

6.2	Applying under the SPP Offer

To apply under the SPP Offer, please make your payment via BPAY® or by EFT for NZ holders who are unable to pay via BPAY for one of the designated parcels of SPP Shares and free-attaching Short Dated Options and Long Dated Options as set out in the personalised application form (and set out in Section 1.2) using the applicable reference number set out online in the personalised application form which accompanies this Prospectus. Applications can only be made using the personalised application form which formed part of or was accompanied by a copy of this Prospectus.

There is no requirement to return the personalised application form if you are paying by BPAY® or EFT for NZ holders who are unable to pay via BPAY.

You can only make a payment by BPAY® if you are the holder of an account with an Australian financial institution. EFT payments from banks in New Zealand must allow for exchange rates and bank fees so that the Registrar receives the correct amount in Australian dollars. If less than the required amount is received, your application may be rejected or you may receive fewer securities than you apply for under the SPP Offer.

If applying and paying by BPAY® or EFT for NZ holders who are unable to pay via BPAY, you need to ensure your payment of application monies is received in the Share Registrar’s specified bank account in clear and immediately available funds by no later than 5:00pm Melbourne time on the Closing Date. Applicants should be aware that their own financial institution may implement early cut off times for processing BPAY® and EFT payments, and/or may impose daily limits. It is important that you make your payment in time and according to any limits so that payment for the full number of securities you wish to apply for is received on time and in full. Late application monies received after the specified time will not be accepted, unless the Company otherwise agrees. Neither the Company nor the Share Registrar accepts any liability for lost, delayed or misdelivered application forms or application monies.

By making payment for SPP Shares under the SPP Offer by BPAY® or EFT for NZ holders who are unable to pay via BPAY, the applicant confirms that it is an Eligible Shareholder, certifies the matters set out in the application form, and agrees to be bound by the constitution of the Company (Constitution) and by the terms and conditions set out in this Prospectus and the application form. Receipt by the Company’s Share Registrar of payment under the SPP Offer by BPAY® or EFT constitutes an irrevocable and unconditional acceptance of the SPP Offer in accordance with the terms and conditions set out in this Prospectus and the application form by the applicant.

Applications can only be made in one of the designated amounts set out in the application form. The Company reserves the right to waive this requirement, or to accept the application for the number of SPP Shares (together with free-attaching Short Dated Options and Long Dated Options) for which payment is received.

The Company reserves the right to reject an application received, and/or may refuse to issue securities under the SPP Offer, if the Company believes that acceptance of the application or issue of the shares may be contrary to any applicable Listing Rule or law, the terms of the ASIC Instrument to the extent they apply for the purposes of the ASX Listing Rules, or the terms and conditions of the SPP Offer.

The Company may amend or complete any application received, waive strict compliance with or vary any term or condition of the SPP Offer or resolve in any manner any anomaly, inconsistency, uncertainty or dispute if such amendment, waiver, variation or resolution would assist or permit the Company to issue and/or the applicant to receive securities under the SPP Offer, provided no amendment, waiver, variation or resolution shall result in the number of securities to be issued exceeding the number which may be issued at the SPP Offer price represented by the application monies received.

If payment of application monies is not honoured, the Company may at its sole discretion issue securities in response to the application and recover the application monies as a debt due or reject the application.

Effect of receipt

In addition to any acknowledgment noted or provided for herein or in the application form, receipt in the Share Registrar’s bank account of payment under the SPP Offer by BPAY® or EFT:

●	constitutes an irrevocable and unconditional acceptance of the SPP Offer in accordance with the terms and conditions set out in this Prospectus and the application form by the applicant;

●	represents an acknowledgment that the applicant is lawfully permitted to accept the SPP Offer, to acquire the SPP Shares and free-attached Short Dated Options and Long Dated Options under the SPP Offer and to participate in the SPP Offer in accordance with the applicable laws in Australia and any other applicable laws in the jurisdiction in which the applicant and/or the beneficial owner is situated;

●	represents an acknowledgement that the applicant accepts the risk that the market price of the SPP Shares may fall between the date on which the Application is submitted and the date the SPP Shares are allocated and/or issued;

●	represents an acknowledgement by the applicant that the Company is not liable for any exercise of its or its Share Registrar’s discretion provided for in the terms and conditions in this Prospectus or the application form; and

●	represents an agreement that the applicant has read and understood the TMD and fit within the target market described in the TMD.

6.3	Maximum Application under SPP Offer

Each Eligible Shareholder may only apply for up to $30,000 of SPP Shares (8,571,429 SPP Shares) under the SPP Offer. If an Eligible Shareholder receives more than one offer under the SPP Offer (for example, due to multiple registered holdings, including joint holdings), it may only apply for up to $30,000 of SPP Shares in total.

Applicants certify by making payment by BPAY® or EFT that the aggregate of the payment(s) paid by the applicant for:

●	the parcel of SPP Shares indicated on the application form or by the BPAY® or EFT payment; and

●	any other SPP Shares applied for by the applicant in the 12 months prior to making payment by BPAY® or EFT does not exceed $30,000.

Joint holders are counted as a single shareholder for the purposes of determining entitlements. A joint holder who receives more than one offer under the SPP Offer due to multiple registered holdings (including both sole and joint holdings) may only apply for up to $30,000 of SPP Shares in total.

If it appears to the Company or the Share Registry that any applications may result in the $30,000 of SPP Shares limit being exceeded, the Company or the Share Registry on behalf of the Company has discretion to determine as to which application(s) may be accepted and which (if any) may be accepted.

SPP Shares shall be issued together with free-attaching Short Dated Options and Long Dated Options as described in Section 1.1.

6.5	Excluded applicants

A shareholder who alone or with its associates would obtain an interest in more than 20% of the issued voting shares of the Company may be ineligible to receive participate in the SPP Offer. The Company reserves the right to refuse an application if the applicant (alone or with its associates) would obtain an interest in more than 20% of the issued voting shares of the Company.

The Company may amend any application received (including where the application is constituted by payment of application monies by BPAY® or EFT) so that the applicant’s interest alone or with its associates is no more than 20% of the issued voting shares of the Company. In the event that an application is adjusted, the Company will refund to the applicant without interest the difference between the application monies received by the Company and application monies payable for the number of SPP Shares actually issued to the applicant.

Only shareholders whose address in the Company’s register of members is in Australia and New Zealand at the Record Date are Eligible Shareholders for the SPP Offer in this Prospectus. Regardless of their address in the register, applicants resident in countries outside Australia and New Zealand should consult their professional advisers as to whether any governmental or other consent are required or whether formalities need to be observed to enable them to apply for and receive SPP Shares, Short Dated Options and Long Dated Options under the SPP Offer.

Accordingly, this document and any application form do not constitute an offer of shares in any place in which, or to any person to whom, it would not be lawful to make such an offer. Payment of application monies will be taken by the Company to constitute a representation by the applicant that there has been no breach of such requirements.

6.7	Brokerage

No brokerage is payable by applicants in respect of applications or the issues of securities under SPP Offer.

6.8	Further Information

If you have any questions about the SPP Offer, please contact the Company by email to we-aualteritytherapeutics@we-worldwide.com. Alternatively, contact your stockbroker or other professional adviser.

The issue of any securities is expected to occur after the SPP Offer has closed on or before the dates set out in the timetable on page 5 of this Prospectus (which date may change without notice). Thereafter statements of holdings relating to any issued SPP Shares and free-attaching Short Dated Options and Long Dated Options will be despatched. It is the responsibility of recipients to determine their allocation prior to trading in securities. Recipients trading SPP Shares (and, if listed, Long Dated Options) before they receive their statements do so at their own risk.

The Company may reject an application where payment of the application amount is not received or a cheque is not honoured, or without prejudice to its rights, issue SPP Shares and free-attaching Short Dated Options and Long Dated Options in response to the application and recover outstanding application amount from the recipient. If your personalised application form is returned but is not completed correctly it may still be treated as a valid application. The Directors’ decision whether to treat a form as valid and how to construe, amend or complete the form is final. The Company accepts no responsibility for failure by your stockbroker or other third parties to carry out your instructions.

This Prospectus does not constitute an offer in any place in which, or to any person to whom, it would not be lawful to make such an offer. Persons resident in countries outside Australia and New Zealand should consult their professional advisers as to whether governmental or other consent are required or whether formalities need to be observed for them to acquire securities under the SPP Offer. Return of an application form and/or payment under the SPP Offer will be taken by the Company to constitute a representation that there has been no breach of such requirements.

No account has been taken of the particular objectives, financial situation or needs of recipients of this Prospectus. Because of this, recipients of this Prospectus should have regard to their own objectives, financial situation and needs.

Recipients of this Prospectus should make their own independent investigations and assessment of the Company, its business, assets and liabilities, prospects and profits and losses, and the risks associated with investing in the Company. Independent expert advice should be sought before any decision is made to accept the SPP Offer, or to acquire SPP Shares or other securities of the Company.

7.	Continuous Disclosure Obligations

This Prospectus is issued by the Company in accordance with the provisions of the Corporations Act applicable to a prospectus for continuously quoted securities.

Section 713 of the Corporations Act enables a company to issue a special prospectus where the securities under that prospectus are continuously quoted securities within the meaning of the Corporations Act. This generally means that the relevant securities are in a class of securities, or options over a class of securities, that were quoted enhanced disclosure securities at all times during the 3 months before the date of this Prospectus and other requirements relating to the Company not being subject to various exemptions and orders under the Corporations Act within the last 12 months are met.

In summary, special prospectuses are required to contain information in relation to the effect of the offer of securities on the company and the rights and liabilities attaching to the securities. It is not necessary to include general information in relation to all of the assets and liabilities, financial position, profits and losses or prospects of the issuing company. Accordingly, this Prospectus does not contain the same level of disclosure as a prospectus of an unlisted company or an initial public offering prospectus.

Having taken such precautions and having made such enquiries as are reasonable, the Company believes that it has complied with the general and specific requirements of ASX as applicable from time to time throughout the 12 months before the date of this Prospectus which required the Company to notify ASX of information about specified events or matters as they arise for the purpose of ASX making that information available to the stock market conducted by ASX.

For the purpose of satisfying section 713(5) of the Corporations Act a prospectus must incorporate information that:

(a)	has been excluded from a continuous disclosure notice in accordance with the ASX Listing Rules; and

(b)	is information that investors and their professional advisors would reasonably require for the purpose of making an informed assessment of:

●	the assets and liabilities, financial position and performance, profit and losses and prospects of the Company; and

●	the rights and liabilities attaching to the securities being offered.

The prospectus must contain this information only to the extent to which it is reasonable for investors and their professional advisors to expect to find such information in the prospectus. The Company is not aware of any matters that need to be disclosed under this section of the Corporations Act that have not been previously disclosed or which have not been set out in this Prospectus.

As a disclosing entity under the Corporations Act, the Company is subject to regular reporting and disclosure obligations. Copies of documents lodged with ASX and ASIC in relation to the Company may be obtained from or inspected by accessing the respective web sites.

Any person may request, and the Company will provide free of charge, a copy of each of the following documents during the acceptance period of this Prospectus:

(a)	The annual financial report of the Company for the financial year ended 30 June 2023 (released to ASX on 31 August 2023), being the most recent annual financial report of the Company before the lodgement of this Prospectus with ASIC; and

(b)	Any continuous disclosure notices given by the Company since the lodgement of the Annual Financial Report referred to in (a) above before lodgement of this Prospectus. Continuous disclosure notices given by the Company since the lodgement of the Annual Financial Report to the date of this Prospectus are listed in section 8 of this Prospectus.

Such documents are also available online from the ASX website at www2.asx.com.au, search code “ATH”.

8.	ASX Announcements

The following announcements (continuous disclosure notices) have been made by the Company to ASX since lodging its annual financial report for the year ended 30 June 2023 with ASIC:

Date	Headline
29 December 2023	Options Prospectus
29 December 2023	Result of Extraordinary General Meeting
29 December 2023	Presentation to Extraordinary General Meeting
22 December 2023	Change in substantial holding
21 December 2023	Notification regarding unquoted securities – ATH
21 December 2023	Alterity Appoints Phillip Hains as Chief Financial Officer
18 December 2023	Update – Proposed issue of securities - ATH
14 December 2023	Change in substantial holding
12 December 2023	Change in substantial holding
11 December 2023	Grant of Waiver & Addendum - EGM 29 December 2023
11 December 2023	Ceasing to be a substantial holder
11 December 2023	Change in substantial holding
8 December 2023	Change in substantial holding
8 December 2023	Change in substantial holding
7 December 2023	Virtual access to Extraordinary General Meeting 29 Dec 2023
6 December 2023	Becoming a substantial holder
4 December 2023	Webcast to Discuss ATH434 Efficacy Data in Primate Model
4 December 2023	Positive Efficacy Data for ATH434 in a Primate Model of PD
1 December 2023	Change in substantial holding
30 November 2023	Notice of Extraordinary General Meeting/Proxy Form
30 November 2023	Notification of cessation of securities - ATH
29 November 2023	Results of Annual General Meeting
29 November 2023	Notice Under Section 708A
29 November 2023	Application for quotation of securities - ATH
29 November 2023	Alterity completes Placement Tranche One raising $1.3M
29 November 2023	Chairman’s Address 2023 Annual General Meeting
29 November 2023	Presentation to Annual General Meeting
27 November 2023	ATH presents Novel Biomarker Data for Evaluation of MSA
22 November 2023	Proposed issue of securities - ATH

22 November 2023	Investor Presentation
22 November 2023	Proposed issue of securities - ATH
22 November 2023	Proposed issue of securities - ATH
22 November 2023	Alterity Therapeutics Raises $4.8M AUD in Placement
20 November 2023	Trading Halt
16 November 2023	New Data Demonstrating Novel Mechanisms of ATH434
8 November 2023	ATH completes enrolment in ATH434-201 Phase 2 clinical trial
31 October 2023	Notice of Annual General Meeting/Proxy Form
30 October 2023	Quarterly Activities/Appendix 4C Cash Flow Report
3 October 2023	SEC Form F-3
13 September 2023	Notification of cessation of securities - ATH
1 September 2023	Alterity Form 20-F and XBRL data filed with SEC
31 August 2023	Appendix 4G and Corporate Governance Statement 2023
31 August 2023	Appendix 4E and Annual Report 2023

Any person may request, and the Company will provide free of charge, a copy of any of the above announcements during the application period of this Prospectus.

The Company may make further announcements to ASX from time to time. Announcements are released by ASX on its website, www2.asx.com.au under the Company’s ASX code “ATH” and copies of announcements can be obtained from the Company upon request and are available on the Company’s website www.alteritytherapeutics.com.au. Prospective investors are advised to refer to ASX’s website for updated releases about events or matters affecting the Company.

In making statements in this Prospectus, it is noted that the Company is a disclosing entity for the purposes of the Corporations Act and certain matters may reasonably be expected to be known to investors and professional advisers whom potential investors may consult.

9.	Terms of securities offered

9.1	SPP Shares

SPP Shares will be fully paid ordinary shares in the capital of the Company, which will rank equally with, and will have the same voting and other rights as existing issued shares of the Company. The rights attaching to the shares are set out in the Constitution, the Listing Rules of ASX and the Corporations Act. The Constitution has been lodged with ASIC. The Constitution contains provisions of the kind common for public companies in Australia and are taken to be included in this Prospectus by operation of Section 712 of the Corporations Act. Any person may request a copy of the Constitution during the application period of the Prospectus, which the Company will provide free of charge.

9.2	Short Dated Options

(a)	Each Option entitles the holder to one fully paid ordinary share in the capital of Alterity Therapeutics Limited [ABN 37 080 699 065] (the Company) (each a Share).

(b)	The Options may be exercised at any time prior to 5.00 pm Melbourne time on 31 August 2024 (Expiry Date).

(c)	The exercise price of the Options is A$0.007 (0.7 Australian cents) each (Exercise Price).

(d)	The Options will not be listed.

(e)	The Options are transferable, subject at all times to the requirements of the Australian Corporations Act 2001 and any other applicable law or regulation.

(f)	To exercise the Options, each Option holder must duly complete, execute and deliver to the Company an exercise notice in the form provided to the Option holder or as otherwise acceptable to the Company (Notice of Exercise). Options may be exercised by the Option holder in whole or in part by completing the Notice of Exercise (or such other form of written notice of exercise acceptable to the Company) and delivering it to the Company Secretary at its registered office or to its designated registry (which may include delivery or giving by electronic means), to be received prior to the Expiry Date. The Notice of Exercise must, among other things, state the number of Options exercised, the consequent number of Shares to be allotted and the identity of the proposed allottee. The Notice of Exercise by an Option holder must be accompanied by payment (which may be made by electronic funds transfer by prior arrangement in writing with the Company or its designated registry) in full for the relevant number of Shares being subscribed, being an amount of the Exercise Price per Option exercised.

(g)	All Shares issued upon the exercise of the Options will rank equally in all respects with the Company’s then issued Shares. The Company will apply to the Australian Securities Exchange (ASX) for all Shares issued pursuant to the exercise of the Options to be admitted to quotation.

(h)	In the event of a pro rata entitlements issue to the Company’s shareholders, the Exercise Price shall be reduced in accordance with the formula set out in ASX Listing Rule 6.22.2.

(i)	In the event of a bonus issue the number of Shares over which the Option is exercisable shall be increased by the number of Shares which the Option holder would have received if the Option had been exercised before the record date for the bonus issue.

(j)	In the event of any reorganisation of the capital of the Company (including consolidation, subdivisions, reduction or return) prior to the Expiry Date the rights of an Option holder will be changed to extent necessary to comply with the Listing Rules of the ASX applying to a reorganisation of the capital at the time of the reorganisation.

(k)	There are no participating rights or entitlements inherent in the Options and an Option holder will not be entitled to participate in new issues of capital offered to the Company’s shareholders during the term of the Options. However, the Company will if required by the Listing Rules of ASX send a notice to the Option holder at least 3 business days (or such longer period as the Listing Rules of ASX require) before the record date of any new issues of capital offered to the Company’s shareholders in order to give the Option holder the opportunity to exercise their Options prior to the date for determining entitlements to participate in any such issue. Notice may be sent to the last email address advised by the Option holder.

(l)	The Options will not give any right to participate in dividends until Shares are issued pursuant to the exercise of the relevant Options.

(m)	The Options may not be exercised by or on behalf of a person in the United States unless the Options and the underlying Shares have been registered under the US Securities Act of 1933, as amended, and applicable state securities laws, or exemptions from such registration requirements are available.

9.3.	Long Dated Options

(a)	Each Option entitles the holder to one fully paid ordinary share in the capital of Alterity Therapeutics Limited [ABN 37 080 699 065] (the Company) (each a Share).

(b)	The Options may be exercised at any time prior to 5.00 pm Melbourne time on 31 August 2026 (Expiry Date).

(c)	The exercise price of the Options is A$0.01 (1 Australian cent) each (Exercise Price).

(d)	The Company may seek quotation (listing) of the Options, subject to meeting the quotation requirements of the Australian Securities Exchange (ASX). The Options may accordingly be quoted (listed).

(e)	The Options are transferable, subject at all times to the requirements of the Australian Corporations Act 2001 and any other applicable law or regulation.

(f)	To exercise the Options, each Option holder must duly complete, execute and deliver to the Company an exercise notice in the form provided to the Option holder or as otherwise acceptable to the Company (Notice of Exercise). Options may be exercised by the Option holder in whole or in part by completing the Notice of Exercise (or such other form of written notice of exercise acceptable to the Company) and delivering it to the Company Secretary at its registered office or to its designated registry (which may include delivery or giving by electronic means), to be received prior to the Expiry Date. The Notice of Exercise must, among other things, state the number of Options exercised, the consequent number of Shares to be allotted and the identity of the proposed allottee. The Notice of Exercise by an Option holder must be accompanied by payment (which may be made by electronic funds transfer by prior arrangement in writing with the Company or its designated registry) in full for the relevant number of Shares being subscribed, being an amount of the Exercise Price per Option exercised.

(g)	All Shares issued upon the exercise of the Options will rank equally in all respects with the Company’s then issued Shares. The Company will apply to the ASX for all Shares issued pursuant to the exercise of the Options to be admitted to quotation.

(h)	In the event of a pro rata entitlements issue to the Company’s shareholders, the Exercise Price shall be reduced in accordance with the formula set out in ASX Listing Rule 6.22.2.

(i)	In the event of a bonus issue the number of Shares over which the Option is exercisable shall be increased by the number of Shares which the Option holder would have received if the Option had been exercised before the record date for the bonus issue.

(j)	In the event of any reorganisation of the capital of the Company (including consolidation, subdivisions, reduction or return) prior to the Expiry Date the rights of an Option holder will be changed to extent necessary to comply with the Listing Rules of the ASX applying to a reorganisation of the capital at the time of the reorganisation.

(k)	There are no participating rights or entitlements inherent in the Options and an Option holder will not be entitled to participate in new issues of capital offered to the Company’s shareholders during the term of the Options. However, the Company will if required by the Listing Rules of ASX send a notice to the Option holder at least 3 business days (or such longer period as the Listing Rules of ASX require) before the record date of any new issues of capital offered to the Company’s shareholders in order to give the Option holder the opportunity to exercise their Options prior to the date for determining entitlements to participate in any such issue. Notice may be sent to the last email address advised by the Option holder.

(l)	The Options will not give any right to participate in dividends until Shares are issued pursuant to the exercise of the relevant Options.

(m)	The Options may not be exercised by or on behalf of a person in the United States unless the Options and the underlying Shares have been registered under the US Securities Act of 1933, as amended, and applicable state securities laws, or exemptions from such registration requirements are available.

9.4	Shares on exercise of Short Dated Options and Long Dated Options

Shares issued on exercise of Short Dated Options and/or Long Dated Options will be fully paid ordinary shares in the capital of the Company, which will rank equally with, and will have the same voting and other rights as existing issued shares of the Company. The rights attaching to the Company’s shares are set out in the Company’s constitution, the Listing Rules of ASX and the Corporations Act. The Company’s constitution has been lodged with ASIC. The constitution contains provisions of the kind common for public companies in Australia and are taken to be included in this Prospectus by operation of Section 712 of the Corporations Act. Any person may request a copy of the constitution during the application period of the Prospectus, which the Company will provide free of charge.

9.5	General

The SPP Offer and any application concerning the issue of securities under this Prospectus shall be governed and construed in accordance with the laws in the State of Victoria, Australia.

10.	Director’s interests

10.1	Securities

The Directors’ direct and indirect interests in securities of the Company as at the date of this Prospectus and assuming the issue of securities to Directors (and/or their respective nominee(s)) under the Placement as approved by shareholders at the Meeting is set out in the table below:

Director (and/or associate(s))	Shares		Options
	Number	%
Geoffrey Kempler	18,011,000	0.47%	14,000,000
Lawrence Gozlan	14,285,714	0.37%	26,047,619
Peter Marks	7,185,968	0.19%	16,523,809
Brian Meltzer	7,469,523	0.20%	16,523,809
TOTAL:	46,952,205	1.23%	73,095,237

The below table demonstrates the indicative dilutive impact of the SPP Offer on the Directors (and/or their associates). The Directors and their associates are not Eligible Shareholders and are accordingly not able to apply for and receive securities under the SPP Offer made in this Prospectus.

Director/Shareholder (and/or associate(s))	Existing Shares		% if SPP Offer 50% subscribed	% if SPP Offer fully subscribed	Existing Options
	Number	%
Geoffrey Kempler	18,011,000	0.47%	0.44%	0.41%	14,000,000
Lawrence Gozlan	14,285,714	0.37%	0.35%	0.33%	26,047,619
Peter Marks	7,185,968	0.19%	0.18%	0.16%	16,523,809
Brian Meltzer	7,469,523	0.20%	0.18%	0.17%	16,523,809
TOTAL:	46,952,205	1.23%	1.15%	1.07%	73,095,237

Notes to the above tables:

(1)	The above does not take into account the issue of any Shares or other securities except as described above. In particular, the above tables do not take into account the potential issue of Shares on exercise of Short Dated Options and/or Long Dated Options (if exercised).
(2)	All percentages are rounded to two decimal places.

10.2	Remuneration & Payments to Directors

Fees and other remuneration

Directors are entitled to receive directors’ fees and other remuneration from the Company in relation to services provided to the Company. Details of the cash remuneration paid or agreed to be paid to the Directors in the two years prior to the lodgement of this Prospectus (excluding GST, if applicable) are as follows:

Director	January 2022 – December 2022	January 2023 – December 2023
Geoffrey Kempler	$388,008	$314,425
Lawrence Gozlan	$70,000	$70,000
Peter Marks	$70,000	$70,000
Brian Meltzer	$69,976	$70,563

Note to table:

●	The remuneration set out above reflects cash paid to Directors only and includes base salaries paid in connection with director engagements, allowances for travel and compulsory contributions toward director nominated superannuation funds as required by Australian employment law.

Other

Except as disclosed in this Prospectus:

(a)	no person has paid or agreed to pay any amount to any Director or has given or agreed to give any benefit to any Director, to induce the Director to become, or to qualify as, a Director of the Company or otherwise for services rendered by the Director in connection with the formation or promotion of the Company or the SPP Offer.

(b)	no Director or proposed Director has, or has had within two years of lodgement of this Prospectus, any interest in:

●	the formation or promotion of the Company; or

●	any property acquired or proposed to be acquired by the Company in connection with its formation or promotion of the SPP Offer; or

●	the SPP Offer.

11.	Taxation

Recipients of this Prospectus should seek and obtain their own taxation advice.

12.	Overseas Investors

12.1	New Zealand

The securities under the SPP Offer are not being offered to the public within New Zealand other than to existing shareholders of the Company with registered addresses in New Zealand to whom the offer of these securities is being made in reliance on the provisions of the Financial Markets Conduct Act 2013 (New Zealand) and the Financial Markets Conduct (Incidental Offers) Exemption Notice 2021 (New Zealand).

This Prospectus has been prepared in compliance with Australian law and has not been registered, filed with or approved by any New Zealand regulatory authority. This Prospectus is not a product disclosure statement under New Zealand law and is not required to, and may not, contain all the information that a product disclosure statement under New Zealand law is required to contain.

The offer of securities under the SPP Offer to Eligible Shareholders in New Zealand is made in compliance with the relevant Australian laws.

12.2	Other

This Prospectus and any application form do not constitute an offer in any jurisdiction in which, or to any persons to whom, it would not be lawful to make such an offer.

This Prospectus does not constitute an offer for securities in any place where, or to any person whom, it would be unlawful to make such an offer. The distribution of this Prospectus in jurisdictions outside Australia may be restricted by law, and persons outside Australia who comes into possession of this Prospectus should seek advice on, and observe any, such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities laws. No action has been taken to register or qualify the SPP Shares or the SPP Offer or otherwise to permit a public offering of the securities in any jurisdiction outside Australia. The Company does, however, reserve the right (at its absolute discretion) to accept an application from a shareholder if it is satisfied that the making and acceptance of the application complies with the requirements of the relevant jurisdiction.

The SPP Offer has not been, and will not be, registered under the US Securities Act and has not been made in the United States of America or to persons resident in the United States of America.

13.	Privacy

Personal information is collected on application forms by the Company and the Share Registrar for processing applications, maintaining registers of security holders, facilitating distribution payments and other corporate actions and communications. Acceptances might not be processed efficiently, or at all, if the information requested is not provided. Personal information about recipients may be disclosed to external service providers such as print or mail service providers as required or permitted by law. A recipient who would like details of their personal information held by the Company or its Share Registrar, or who would like to correct information that is incorrect or out of date, should contact the Company by email, by telephone or at the address shown in the Corporate Directory. In accordance with the Corporations Act, recipients may be sent material (including marketing material) in addition to general corporate communications. Recipients may elect not to receive marketing material by contacting the Share Registrar’s Privacy Officer. Recipients can also request access to, or corrections of, personal information held by the Company by writing to the Company.

14.	Electronic Prospectus

This Prospectus is available in electronic format via the ASX website, www2.asx.com.au (search code ATH) and via the Company’s website at www.alteritytherapeutics.com.au and also via the SPP Offer website www.computersharecas.com.au/ATHSPP.

Persons having received this Prospectus in electronic form may, during the offer period, obtain a paper copy of this Prospectus (free of charge) by contacting the Company by email to we-aualteritytherapeutics@we-worldwide.com.

Acceptances of SPP Offer may only be made by BPAY® or EFT for NZ holders unable to pay via BPAY using the payment details on an application form which accompanied or was attached to a copy of this Prospectus in its paper copy form online or a printout of the form which formed part of or was accompanied by the complete and unaltered electronic version of this Prospectus. The Corporations Act prohibits any person from passing on to another person an application form unless it is attached to or accompanied by a hard copy of this Prospectus or by the complete and unaltered electronic version of this Prospectus.

The Company reserves the right not to accept an Entitlement and Acceptance Form from a person if it has reason to believe that when that person was given access to the electronic Entitlement and Acceptance Form, it was not provided together with the complete and unaltered electronic version of this Prospectus.

15.	Investment Decisions

The information in this Prospectus does not constitute financial product advice. This Prospectus does not take into account the investment objectives, financial situation, tax position and particular needs of individual investors. Investors should obtain their own independent advice and consider the appropriateness of the SPP Offer having regard to their own objectives, financial situation, tax position and needs.

16.	Future Performance

Except as required by law, and only then to the extent so required, neither the Company nor any other person warrants the future performance of the Company, or any return on any investment made pursuant to this Prospectus. An investment under this Prospectus should be considered speculative.

17.	Consents

MST Financial Services Pty Ltd has given and, as at the date hereof, not withdrawn, its written consent to being named as assisting the Company with placement of the Shortfall, in the form and context in which it is named. MST Financial Services Pty Ltd has not authorised or caused the issue of any part of this Prospectus and, to the extent permitted by law, expressly disclaims and takes no responsibility for any part of this Prospectus.

Computershare Investor Services Pty Ltd has given and, as at the date hereof, not withdrawn, its written consent to being named as the Share Registrar of the Company, in the form and context in which it is named. Computershare Investor Services Pty Ltd has not authorised or caused the issue of any part of this Prospectus and, to the extent permitted by law, expressly disclaims and takes no responsibility for any part of this Prospectus.

18.	Enquiries

If you have any questions regarding the content of this Prospectus or applying for securities under the SPP Offer you should contact your stockbroker, accountant or independent professional financial adviser.

If you have any questions regarding the SPP Offer please contact the Company by email to:

Email: we-aualteritytherapeutics@we-worldwide.com.

No person is authorised to give information or make any representation in connection with this Prospectus which is not contained in this Prospectus. Any such information not so contained may not be relied on as having been authorised by the Company in connection with this Prospectus.

DIRECTORS’ RESPONSIBILITY STATEMENT

The Directors of the Company have authorised the lodgement of this Prospectus with ASIC.

/s/ Peter Marks
Peter Marks
Non-Executive Director

Alterity THERAPEUTICS

Alterity Therapeutics Limited
ABN 37 080 699 065

For all enquiries

Phone:
+61 450 648 064 or +61 452 510 255
Email:
we-aualteritytherapeutics@we-worldwide.com
Offer Website:
www.computersharecas.com.au/ATHSPP

X9999999991 IND

Entitlement No: 12345678

CLOSING DATE:

Your payment must be received by 5:00pm (Melbourne time) Thursday, 25 January 2024

Security Purchase Plan Application Form

This is an important document that requires your immediate attention.

It can only be used in relation to the shareholding represented by the details above. If you are in doubt about how to deal with this form, please contact your financial or other professional adviser.

By making payment you agree to be bound by the Constitution of Alterity Therapeutics Limited and that the submission of this payment constitutes an irrevocable offer by you to subscribe for Alterity Therapeutics Limited shares on the terms of the Security Purchase Plan (**SPP Offer**) contained in Alterity's prospectus dated and lodged with ASIC and ASX on 29 December 2023, a copy of which accompanied or was received with this form.

In addition, by making payment you certify that:

- You are not applying for New Shares with an application price of more than $30,000 under the SPP Offer (including by instructing a Custodian to acquire New Shares on your behalf under the SPP Offer); and
- The total of the application price does not exceed $30,000 in relation to:
  a) the New Shares that are the subject of this application; and
  b) any other Shares issued to you under the SPP Offer or any similar arrangement in the 12 months before the application (excluding Shares applied for but not issued).

Eligible Shareholders will be able to apply for new ordinary shares (**New Share**) at the issue price of $0.0035 per New Share up to a maximum application size of $30,000.

Alterity Therapeutics Limited may make determinations in any manner it thinks fit, in relation to any difficulties which may arise in connection with the SPP Offer whether generally or in relation to any participant or application.

Any determinations by Alterity Therapeutics Limited will be conclusive and binding on all Eligible Shareholders and other persons to whom the determination relates. Alterity Therapeutics Limited reserves the right to waive strict compliance with any provision of the terms and conditions of the SPP Offer, to amend or vary those terms and conditions or to suspend or terminate the SPP Offer at any time. Any such amendment, suspension or termination will be binding on all Eligible Shareholders even where Alterity Therapeutics Limited does not notify you of that event.

Make Your Payment:

You must subscribe for a minimum parcel of $1,000 or a parcel of $2,500, $5,000, $7,500, $10,000, $12,500, $15,000, $17,500, $20,000, $22,500, $25,000, $27,500 or a maximum parcel of $30,000 worth of New Shares. Note that the amount chosen may be subject to scale back in accordance with the terms of the SPP Offer.

B PAY

Biller Code:
Ref No:

SPP Offer Details:

Minimum value available to purchase:	**$1,000**
Maximum value available to purchase:	**$30,000**

Record Date:

7:00pm (Melbourne time) Tuesday, 21 November 2023

Registration Name & SPP Offer Details

Details of the shareholding and the SPP Offer are shown above.

Please check the details provided and update your address via www.investorcentre.com if any of the details are incorrect.

If you have a CHESS sponsored holding, please contact your Controlling Participant to notify a change of address.

BPAY

Make your payment via BPAY® either online or by phone with your bank using the payment details above. If you make a payment by BPAY, you do not need to return the application form.

Neither Computershare Investor Services Pty Limited (**CIS**) nor Alterity Therapeutics Limited accepts any responsibility for loss incurred through incorrectly completed BPAY payments. It is the responsibility of the applicant to ensure that funds submitted through BPAY are received by the closing date. Eligible Shareholders should use the customer reference number shown on this Application Form when making a BPAY payment.

Privacy Notice

The personal information you provide on this form is collected by CIS, as registrar for the securities issuer (the **issuer**), for the purpose of maintaining registers of securityholders, facilitating distribution payments and other corporate actions and communications. In addition, the issuer may authorise us on their behalf to send you marketing material or include such material in a corporate communication. You may elect not to receive marketing material by contacting CIS using the details provided above or emailing privacy@computershare.com.au. We may be required to collect your personal information under the Corporations Act 2001 (Cth) and ASX Settlement Operating Rules. We may disclose your personal information to our related bodies corporate and to other individuals or companies who assist us in supplying our services or who perform functions on our behalf, to the issuer for whom we maintain securities registers or to third parties upon direction by the issuer where related to the issuer's administration of your securityholding, or as otherwise required or authorised by law. Some of these recipients may be located outside Australia, including in the following countries: Canada, India, New Zealand, the Philippines, the United Kingdom and the United States of America. For further details, including how to access and correct your personal information, and information on our privacy complaints handling procedure, please contact our Privacy Officer at privacy@computershare.com.au or see our Privacy Policy at www.computershare.com/au/privacy-policies.

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